Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Acquisition of 164 MW of Solar Project Permits in the U.S.

HONG KONG and SAN MATEO, Calif., Aug. 02, 2016 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that Sky Capital America Inc. (“Sky Capital”), Sky Solar’s wholly-owned U.S. subsidiary, has completed an acquisition of 22.5MW development stage permits for the solar projects in California and Vermont from a California-based solar energy development company.

The Company aims to enter into definitive documents for the acquisition of an additional approximately 140MW of development stage solar project permits primarily in California, from the same solar energy development company within the third quarter of 2016. Sky Solar expects to complete the development and construction of these projects in the next 18-24 months.

Mr. Sanjay Shrestha, President of Sky Capital, commented, “Over the last few months, we have substantially expanded our US portolio by acquiring high-quality assets with attractive returns. This acquisition represents another example of our commitment to our long-term growth strategy as well as our efforts to strengthen our presence in the US market. We look forward to expanding our presence in the Americas region by adding high-quality projects with investment grade offtakers. ”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of March 31, 2016, the Company had developed 276 solar parks with an aggregate capacity of 259.1 MW and owned and operated 133.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselveswith the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business into the U.S. and China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

ICR, LLC

Vera Tang

(646) 277-1215

Vera.tang@icrinc.com